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May 16, 2007

Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C.  20549
Attention:  H. Christopher Owings, Esq.
            Mail Stop 3561


     RE:    WARP 9, INC. (THE "COMPANY")
            POST-EFFECTIVE AMENDMENT NO.1 TO REGISTRATION STATEMENT ON FORM SB-2 FILED MARCH 13, 2007
            FILE NO. 333-131326

            FORM 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2006
            FORMS 10-QSB FOR FISCAL QUARTERS ENDED SEPTEMBER 30, 2006 AND DECEMBER 31, 2006
            FILE NO. 0-13215



Dear Mr. Owings:

By letter dated April 11, 2007, the staff of the Securities and Exchange Commission (the "Staff") issued comments on (i) the Company's Form 10-KSB for Fiscal Year Ended June 30, 2006 (the "Form 10-KSB") that was filed initially on October 13, 2006, and (ii) (a) the Company's Form 10-QSB for Fiscal Quarter Ended September 30, 2006, that was filed initially on November 14, 2006, and (b) the Company's Form 10-QSB for Fiscal Quarter Ended December 31, 2006 that was filed initially on February 14, 2007 (each a "Form 10-QSB"), in connection with the Staff's review of the Company's Post-Effective Amendment No. 1 to Registration Statement on Form SB-2 filed March 13, 2007. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment.

FORMS 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2006

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS PF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1. IN A SEPARATELY CAPTIONED SECTION, PLEASE DISCLOSE IN FUTURE FILINGS ANY OFF-BALANCE SHEET ARRANGEMENTS THAT HAVE OR ARE REASONABLY LIKELY TO HAVE A CURRENT OR FUTURE EFFECT ON YOUR FINANCIAL CONDITION, CHANGES IN FINANCIAL CONDITION, REVENUES OR EXPENSES, RESULTS OF OPERATIONS, LIQUIDITY, CAPITAL EXPENDITURES OR CAPITAL RESOURCES. SEE ITEM 303(C)(I) OF REGULATION S-B. IF THERE ARE NONE, PLEASE STATE THIS IN YOUR REVISED DISCLOSURE.

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

The Company takes note of the Staff's comment and will disclose in future filings any off-balance sheet arrangements in accordance with the Staff's comment.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8K, PAGE 42

(A) EXHIBITS

EXHIBIT 32.1

2. WE NOTE THAT THE 906 CERTIFICATION FILED BY YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER IS NOT PROPERLY DATED, PLEASE AMEND FORM 10-KS B FOR THE FISCAL YEAR ENDED JUNE 30, 2006 IN ITS ENTIRETY ALONG WITH NEW 302 AND 906 CERTIFICATIONS THAT HAVE A CURRENT DATE. WE ALSO NOTE THAT THE 906 CERTIFICATIONS FILED WITH FORMS 10-QSB FOR THE FIRST AND SECOND QUARTERS ENDED SEPTEMBER 30, 2006 AND DECEMBER 31, 2006 ARE ALSO NOT PROPERLY DATED. ACCORDINGLY, PLEASE ALSO AMEND BOTH FORMS L0-QSB TO CORRECT THIS OVERSIGHT AND PROVIDE A CURRENT DATE ALSO FOR ALL 302 AND 906 CERTIFICATIONS FILED WITH THESE AMENDED QUARTERLY REPORTS. PLEASE NOTE THAT IF TWO INDIVIDUALS HOLD THE TITLE OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER, YOU MUST FILE SEPARATE EXHIBITS FOR EACH 302 AND EACH 906 CERTIFICATION. YOUR EXHIBITS SHOULD BE LABELED AS FOLLOWS: EXHIBIT 31.1, 31.2 OR 32.1, 32.2 RATHER THAN FILING THE CERTIFICATION FOR BOTH OFFICERS ON THE SAME EXHIBIT AS WAS DONE FOR THE BOTH QUARTERLY FILINGS. YOU SHOULD ALSO ENSURE THAT THE TITLE FOR EACH OFFICER IS PROVIDED BELOW THE SIGNATURE ON EACH CERTIFICATION.

The Company has amended the Form 10-KSB and each Form 10-QSB in accordance with the Staff's comment. The Company filed the Amendment No. 1 to the Form 10-KSB and the Amendment No. 1 to each Form 10-QSB on April 27, 2007.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.




                                            Very truly yours,


                                            /s/ Louis A. Brilleman

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